UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

QILIAN INTERNATIONAL HOLDING GROUP LTD

(Exact name of registrant as specified in its charter)

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000
+86-028-64775180

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Special Cash Dividends to Shareholders

On February 16, 2023, Qilian International Holding Group Ltd (the “Company”) issued a press release to announce that its board of directors had declared a one-time special cash dividend of $0.05 per ordinary shares, payable on or about March 6, 2023, to shareholders of record as of February 28, 2023. The press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

The information contained in this Current Report and the attached Exhibit 99.1 is furnished to and not filed with the Securities and Exchange Commission, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit

Exhibit Number	Exhibit
99.1	Press Release dated February 16, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qilian International Holding Group Ltd

Date: February 16, 2023	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer

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